NEWS RELEASE

New York - AG	August 7, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Second Quarter 2025 Results Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") will host a conference call and webcast on Thursday, August 14, 2025, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to discuss its second quarter production and earnings results and updated 2025 guidance. Please note this is 30 minutes later than previously announced.

The Company's second quarter results will be announced before markets open on Thursday, August 14, 2025, and will be available at www.firstmajestic.com.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free Germany:	+49-69-1741-5718
Toll-Free UK:	+44-20-3795-9972

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

The live webcast link of the call will be accessible prior to the start of the call directly at this link, Q2 2025 Results Conference Call, as well as on the First Majestic home page at www.firstmajestic.com through the "August 14, 2025 Webcast Link".  A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	1902689

The telephone replay will be available for seven days following the end of the event.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at http://www.firstmint.com/, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward‐looking information” and “forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”) that relate to future Company events.  Any statements in this news release that express or involve discussions with respect to expectations, beliefs or future events (often, but not always, using words or phrases such as “expect”, “may”, “will”, “forecast”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.  Forward-looking statements in this news release include, but are not limited to, statements with respect to: the date and time of the Company’s conference call and webcast to discuss its second quarter production and earnings results and updated 2025 guidance; the timing for the Company’s announcement of its second quarter results; the availability of a live webcast of the conference call; the availability of an archived version of the webcast and the duration to access such archived version; and the availability of a recording of the conference call for telephone replay and the duration to access such recording.  All statements other than statements of historical fact may be forward‐looking statements.  Any forward-looking statements in this news release speak only as of the date hereof.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.